United States securities and exchange commission logo





                             May 19, 2021

       Hassan Baqar
       Chief Financial Officer
       FG New America Acquisition Corp.
       105 S. Maple Street
       Itasca, IL 60143

                                                        Re: FG New America
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed April 28,
2021
                                                            File No. 001-39550

       Dear Mr. Baqar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Unaudited Pro Forma Combined Financial Information, page 130

   1.                                                   Please refer to comment
15. Please clarify for us how the Earnout Units are currently recognized and
presented in the pro forma financial statements. Please clarify for us why
                                                        Earnout Units do not
require a pro forma adjustment considering that it appears that you are required to
recognize them at fair value.
   2. Please revise to clarify the rights of Earnout Units prior to being earned. Specifically, clarify if they have
any economic rights. To the extent they have economic rights, please tell us how they are
considered in the pro forma income per share calculations.
       Non-GAAP Measures, page 186

   3. Please tell us in detail and revise to disclose how you calculated the Loan Loss Reserve
                                                        Adjustment for each
period presented.
 Hassan Baqar
FirstName  LastNameHassan
FG New America   AcquisitionBaqar
                             Corp.
Comapany
May        NameFG New America Acquisition Corp.
     19, 2021
May 19,
Page 2 2021 Page 2
FirstName LastName
4. We note your response to comment 20. We also note on page F-34 that you have not yet adopted ASC 326. Please revise here and elsewhere, to replace
expected    with
            incurred    to more accurately describe your credit loss model or
explain why using the
         terminology expected credit loss application is more appropriate. Similarly please revise your policy disclosure on page F-31 to remove your reference to estimated future losses
         and tell us how your    Allowance for credit losses on finance
receivables    policy complies
         with GAAP.
5. We note your response to comment 20 and your revised disclosure in footnote (d). Please tell us in detail how you calculated this adjustment and reconcile the calculation to the fair value measurements for finance receivables, net in Note 10.
OppFi Management's Discussion and Analysis of Financial Condition and Results of Operations, page 248

6. Please revise to disclose if you legally earn interest on any loans on a basis other than the interest method, such as an accelerated basis. If so, please disclose the percentage of loans or income related to these loans.
7. We note your response to comment 40. Please revise to include a discussion of the changes in your Balance Sheet line items. Refer to Item 303(a) of Regulation S-K.
Results of Operations, page 252

8. We note your disclosure on page 252 that you incurred a net loss net loss of $8,038,450, which consisted of $7,852,813 related to change in fair value of warrant liabilities. Please revise to discuss the factors that caused the increase in the fair value of the warrant liability.
Information About OppFi
Company Overview, page 258

9. As a follow-up to comment 54, please revise the graphic on page 258 so that the footnotes are legible.
Key Performance Metrics, page 265

10. We note your response to comment 23. Please revise to disclose the percentage of applications in which lower cost products are identified.
Key Performance Metrics, page 284

11.      We note your response to comment 42 that    OppFi does not use
servicing cost per loan
         as a metric to manage its business, nor does the Company view this metric as material information that promotes an understanding of the operating performance of OppFi.
          We also note your disclosure on page 266 where you identify servicing costs as one of the
         most significant cost drivers and state that    OppFi has been able to
optimize its servicing
 Hassan Baqar
FG New America Acquisition Corp.
May 19, 2021
Page 3
         costs per loan.    We further note your disclosure in risk factors on
page 75 that    Any
         incremental increases in loan servicing costs, such as increases due to greater marketing expenditures, could have an adverse effect on our business, financial condition and results
         of operations.    Please revise to clarify what costs are considered
servicing costs and
         quantify the amounts for each period presented. Additionally, given your existing disclosure noted above, please revise to disclose the servicing cost per loan for each period presented and discuss any significant changes or trends.
12.      We note your response to comment 43 that    OppFi tracks aggregate
originations for
         purposes of managing its business and does not believe that a breakdown of new and refinanced loans would be material information that promotes an understanding of the
         operating performance of OppFi   . It appears the disclosure of net
originations by new
         and refinanced loans and the related trends would significantly help an investor understand your business and financial results in a number of ways, including assessing the growth of your customer base and effectiveness of your marketing efforts. We also
         note your disclosure on page 266 that 75% of a customer   s
profitability is derived from
         refinanced loans. Therefore, please revise to disclose net originations by new and refinanced loans and discuss any significant changes or trends.
13. We note your response to comment 44 and your revised disclosure. Please revise to
         rename    total revenue yield    as    average yield    to more
accurately describe the measure.
Marketing Cost per Funded Loan, page 285

14.      We note your response to comment 46 that    OppFi expects any changes
in the mix of
         bank partners to be offset by other channels such that the overall cost per funded loan
         remains consistent over time.    Please revise to explain this further
including your basis
         for believing that the overall cost per funded loan will remain consistent over time.
15.      Please refer to comment 46. We note your disclosure on page 286 that
 OppFi   s
         marketing cost per funded loan has decreased from $79 in 2018 to $62 in 2020 driven by
         OppFi   s shift in customer acquisition channels away from direct mail to more cost-
         effective channels including partnerships and re-marketing.    Please
revise to clarify how
         partnerships are more cost-effective considering your disclosure that Bank partner costs are typically 5% to 10% higher than the overall cost per funded loan and/or revise to clarify the reasons for your lower cost per funded loan.
Income Recognition, page F-29

16. We note your response to comment 50 and your accounting policy on page F-29 that you do not accrue income on loans 90 days past due on a contractual basis. Please tell us or
FirstName LastNameHassan Baqar
       revise to clarify how finance receivables on nonaccrual status at December 31, 2020 of
Comapany    NameFG
       $7,559,700      Neware
                    (F-36)  America   Acquisition
                               less than          Corp.
                                         finance receivables 90+days delinquent
on a contractual
May 19,basis
         2021$13,078,710
               Page 3      (F-37) based on your disclosed policy.
FirstName LastName
 Hassan Baqar
FirstName  LastNameHassan
FG New America   AcquisitionBaqar
                             Corp.
Comapany
May        NameFG New America Acquisition Corp.
     19, 2021
May 19,
Page 4 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance